Exhibit (a)(1)(x)

AMBEV ANNOUNCES THE INCREASE OF THE TENDER OFFER PRICE FOR QUINSA SHARES

São Paulo, January 28, 2008 — Companhia de Bebidas das Américas — AmBev (“AmBev”) [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc] announced that, as of close of business on January 28, 2008, 6,277,001 Class B shares (including Class B shares held as ADSs) of its subsidiary Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”), representing 71.3% of the outstanding Class B shares of Quinsa not owned by AmBev or its subsidiaries, had been tendered in and not withdrawn from the voluntary offer made by AmBev, which exceeds the threshold of 5,968,722 Class B shares (including Class B shares held as ADSs) at which AmBev agreed to increase the tender offer price. Therefore, the tender offer price has been increased to U.S.$4.125 per Class A share, U.S.$41.25 per Class B share and U.S.$82.50 per ADS pursuant to the terms and conditions of the Offer to Purchase (as defined below).

Further, in order to comply with applicable law, the offer period has been extended until 5 p.m. NY time (11 p.m. Luxembourg time) on February 11, 2008.

All terms and conditions of the offer and of the price increase are described in the Offer to Purchase, which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 28, 2007, and on its amendment which will be filed with the SEC on January 29, 2008. Shareholders of Quinsa can obtain the Offer to Purchase and other documents that were filed with the SEC (the “Offer Documentation”) for free at www.sec.gov and www.ambev-ir.com.

The Offer Documentation was mailed to Quinsa shareholders by Innisfree M&A Incorporated. Requests for the Offer Documentation may be directed to Innisfree M&A Incorporated at +1 877 750 9501 (toll free in the U.S. and Canada) or at +00 800 7710 9970 (freephone in the EU), or in writing at 501 Madison Avenue, 20th floor, New York, NY, 10022, U.S.A. Questions regarding the offer may be directed to Credit Suisse Securities (USA) LLC at +1 800 318 8219 (toll free in the U.S.).

Disclaimers

No communication or information relating to the proposed offer for the Class A shares and Class B shares of Quinsa (including Class B shares held as ADSs) not already held by AmBev’s subsidiaries may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America or Luxembourg. No action has been (or will be) taken in any jurisdiction where such action would be required outside of the United States of America and Luxembourg in order to permit a public offer. The offer and the acceptance of the offer may be subject to legal restrictions in certain jurisdictions. AmBev does not assume responsibility for any violation of such restrictions by any person.

For additional information, please contact the Investor Relations Department:

Michael Findlay +55 11 2122-1415	Isabella Amui +55 11 2122-1414
ir@ambev.com.br

WWW.AMBEV-IR.COM

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